July 29, 2019

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-231855 and 811-22857)

Pre-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933;

Amendment No. 15 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-231856 and 811-22352)

Pre-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933;

Amendment No. 15 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-231853 and 811-22353)

Pre-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933;

Amendment No. 17 to Registration Statement under the Investment Company Act of 1940

Dear Mr. Bartz:

This letter is in response to an additional comment (“Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 26, 2019, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended, by Grosvenor Registered Multi-Strategy Fund (W), LLC, Grosvenor Registered Multi-Strategy Fund (TI 1), LLC, and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (each, a “Registrant” and collectively, the “Registrants”).

This letter responds to the Staff’s request for additional information regarding additional comments relating to the Registrants’ Registration Statements that were addressed in a letter to the Staff dated July 19, 2019 (the “Second Response Letter”). Changes in response to the Staff’s additional Comment as described below will be made in the Registrants’ definitive forms of Registration Statements, which will be filed pursuant to Rule 497(c) under the 1933 Act.

We have, for the convenience of the Staff, repeated below the Comment followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

1.

Comment:        In the Second Response Letter, the Staff requested that the Registrants add disclosure stating that the funds may not be suitable for all investors in bold on the outside front cover of the prospectuses. The Staff acknowledges that the disclosure was added to the outside front cover, but asks that the Registrants confirm that the disclosure will be in bold in the definitive forms of Registration Statements.

Response:        The Registrants confirm that the disclosure will be in bold in the definitive forms of Registration Statements.

Thank you for your attention to these matters. If you have any questions regarding this response, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of each Registrant
George J. Zornada, K&L Gates LLP